Exhibit 23.3
CONSENT OF INDEPENDENT AUDITORS
We consent to the reference to our firm under the caption “Experts” in Amendment No.1 to the Registration Statement (Form S-3 No. 333-139304) and related Prospectus of Endeavour International Corporation for the registration of 85,000,000 shares of its Common Stock, par value $0.001 per share and to the incorporation by reference therein of our report dated October 10, 2006, with respect to the statement of revenues and direct operating expenses of the oil and gas properties to be purchased by Endeavour International Corporation from Talisman Resources Limited included in the Current Report (Form 8-K/A) dated November 7, 2006 of Endeavour International Corporation filed with the Securities and Exchange Commission.
Ernst & Young LLP
/s/ Ernst & Young LLP
Aberdeen, Scotland
January 12, 2007